SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                             (AMENDMENT NO. 1)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                        Central Parking Corporation
                       -----------------------------
                              (Name of Issuer)

                       Common Stock, $0.01 par value
                      -------------------------------
                      (Title of Class and Securities)

                                154785 10 9
                               -------------
                               (CUSIP Number)

                               Stuart Koenig
                   c/o Apollo Real Estate Advisors, L.P.
                        1301 Avenue of the Americas
                          New York, New York 10019
                               (212) 515-3200
                              ----------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              August 21, 2001
                       (Date of Event which Requires
                         Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

     CUSIP No.  154785 10 9
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apollo Real Estate Investment Fund II, L.P.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          OO
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                     2,350,127
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       2,350,127
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                         0
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,350,127
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          6.57%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          PN
     -------------------------------------------------------------------


                                 SCHEDULE 13D

     CUSIP No.  154785 10 9
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Apollo Real Estate Advisors II, L.P.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          OO
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      2,350,127
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      0
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       2,350,127
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                         0
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,350,127
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          6.57%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          PN
     -------------------------------------------------------------------



                  This Amendment No. 1 amends the Schedule 13D filed on March 26, 1999 (the "Initial Schedule 13D"), filed jointly by Apollo Real Estate Investment Fund II, L.P., a limited partnership organized under the laws of the state of Delaware ("AREIF II"), and Apollo Real Estate Advisors II, L.P. , a limited partnership organized under the laws of the state of Delaware ("AREA II"), relating to the common stock, par value $0.01 per share (the "Central Common Stock"), of Central Parking Corporation, a Tennessee corporation ("Central"). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed thereto in the Initial Schedule 13D.


Item 4.           Purpose of Transaction.

                  As previously disclosed in the Initial Schedule 13D, the Central Common Stock received by AREIF II pursuant to the Merger was entitled to certain demand and piggyback registration rights under the Registration Rights Agreement. In connection with Central's obligations under the Registration Rights Agreement, a shelf registration statement was filed with the Securities and Exchange Commission and was declared effective on or about February 13, 2001 (the "Shelf Registration Statement").

                  Under the Shelf Registration Statement, AREIF II may sell any or all of its shares of Central Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.


Item 5.           Interest in Securities of the Issuer.

                  Item 5 is hereby amended as follows:

                  From the period from April 4, 2001 through April 30, 2002, AREIF II sold under the Shelf Registration Statement in transactions on the New York Stock Exchange an aggregate of 996,500 shares of Central Common Stock for aggregate gross sales proceeds of $20,732,508. The following table lists such transactions:


     Trade Date                Number of Shares               Price                  Sales Proceeds
     ----------                ----------------               -----                  --------------
      04/04/01                     100,000                    $18.00                   $1,800,000
      07/19/01                     101,700                    $19.40                   $1,972,980
      07/20/01                     100,000                    $19.95                   $1,995,000
      07/23/01                      5,000                     $20.01                    $100,050
      08/21/01                      70,000                    $19.75                   $1,382,500
      08/22/01                      44,000                    $19.95                    $877,800
      12/17/01                      34,200                    $18.90                     $646,380
      12/18/01                      25,000                    $19.00                    $475,000
      02/11/01                      50,000                    $20.02                   $1,000,835
      02/13/01                      35,000                    $20.50                    $717,500
      02/26/02                      50,000                    $20.90                   $1,045,000
      03/04/02                      50,000                    $22.00                   $1,100,005
      03/05/02                      50,000                    $22.63                   $1,131,500
      03/06/02                      19,400                    $23.00                    $446,200
      03/08/02                      3,700                     $23.00                     $85,100
      03/11/02                     100,000                    $23.00                   $2,300,000
      03/26/02                      1,400                     $23.00                     $32,200
      03/27/02                      6,700                     $23.01                    $154,174
      03/28/02                      50,400                    $23.00                   $1,159,200
      04/02/02                      50,000                    $23.00                   $1,150,000
      04/11/02                      5,650                     $23.25                    $131,363
      04/12/02                      28,300                    $23.23                    $657,361
      04/12/02                        50                      $23.22                     $1,161
      04/15/02                      16,000                    $23.20                    $371,200


                  AREIF II may determine to sell additional shares of Central Common Stock under the Shelf Registration Statement or otherwise. As of April 30, 2002, AREIF II held 2,350,127 shares of Central Common Stock, representing 6.75% of the outstanding shares of Central Common Stock disclosed by Central to be outstanding in its Form 10-Q filed on February 14, 2002.


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 30, 2002


                    APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                    By:    Apollo Real Estate Advisors II, L.P.,
                           Managing Partner

                    By: Apollo Real Estate Capital Advisors II, Inc., General Partner

                           By:   /s/ Michael D. Weiner
                                ------------------------------------------------
                           Name:  Michael D. Weiner
                           Title: Vice President


                    APOLLO REAL ESTATE ADVISORS II, L.P.

                    By: Apollo Real Estate Capital Advisors II, Inc., General Partner


                           By:    /s/ Michael D. Weiner
                                  ----------------------------------------------
                           Name:  Michael D. Weiner
                           Title: Vice President